Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES
HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2013	2012
Income (loss) from continuing operations before taxes	$305	$307
Sub-total of fixed charges	67	67
Sub-total of adjusted income (loss)	372	374
Interest on annuities and financial products	613	621
Adjusted income (loss) base	$985	$995
Fixed Charges
Interest and debt expense	$64	$67
Interest expense related to uncertain tax positions	-	(3)
Portion of rent expense representing interest	3	3
Sub-total of fixed charges excluding interest on annuities and financial products	67	67
Interest on annuities and financial products	613	621
Total fixed charges	$680	$688

Ratio of sub-total of adjusted income (loss) to sub-total of fixed charges excluding interest on annuities and financial products	5.55	5.58
Ratio of adjusted income (loss) base to total fixed charges	1.45	1.45